SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MEETME, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

585141104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 585141104	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) John Abbott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,114,683 Shares(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,114,683 Shares(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,683 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents 137,500 shares of common stock and 2,977,183 vested options or options vesting within 60 days of December 31, 2013.

(2) As of November 14, 2013, 38,477,359 shares of Common Stock and 1,479,948 shares of Common Stock underlying outstanding Preferred Stock, which Preferred Stock votes on an as-converted basis, were outstanding.

CUSIP No. 585141104	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: MeetMe, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 100 Union Square Drive, New Hope, PA 18938

Item 2.

(a)	Name of Person Filing: John Abbott
(b)	Address of Principal Business Office or, if None, Residence: 101 20th Street, Apt. 2305, Miami, FL 33139
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock, par value $0.001
(e)	CUSIP Number: 585141104

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.     Ownership.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2013.

Item 5.      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

CUSIP No. 585141104	SCHEDULE 13G	Page 4 of 5 Pages

Item 10.      Certifications.

Not applicable.

CUSIP No. 585141104	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Abbott
John Abbott

Date:     February 14, 2014

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